Filed by Action Products International, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NewMarket Technology, Inc.

SEC File No.: 000-27917

Action Products International, Inc. and NewMarket Technology, Inc. Present Merged Operations Plan for Over $120 Million Annual Profitable Revenue

Tuesday October 31, 10:00 am ET

Ron Kaplan CEO of Action Products and Philip Verges CEO of NewMarket Technology to Present December 7th in New Orleans

DALLAS—(BUSINESS WIRE)—NewMarket Technology, Inc. (OTCBB:NMKT—News) and Action Products International, Inc. (Nasdaq:APII—News) today announced plans for Ron Kaplan, CEO of Action Products, and Philip Verges, CEO of NewMarket Technology, to present a detailed overview and forecast of the combined operations at the NewMarket Technology Town Hall in New Orleans on December 7, 2006.

The two companies recently announced a non-binding Letter of Intent (LOI) to combine the operations of the two companies through the acquisition of all NewMarket outstanding common stock by Action Products in exchange for APII common stock. The LOI includes specific considerations for the respective shareholders of each Company.

NewMarket Technology is approaching the combination with Action Products International as an expansion into the consumer products market. NewMarket Technology already delivers information technology innovations to the healthcare, security, finance and telecommunications industries. NewMarket believes the addition of Action Product’s consumer products expertise will accelerate NewMarket’s entry into the consumer products marketplace. Additionally, NewMarket already has incubating technologies, and mainstream technologies that will enhance and expand Action Product’s current operations.

Deloitte recently announced NewMarket Technology is ranked fifth on Deloitte’s 2006 Technology Fast 500, a ranking of the 500 fastest growing technology, media, telecommunications and life sciences companies in North America. NewMarket Technology grew 31,633 percent from less than $1 million in revenue in 2001 to over $50 million in profitable revenue in 2005, making NewMarket the fastest growing company in Texas on the Fast 500 ranking and the first Texas-based company to make the Top 5 since 2001. For more information on Deloitte’s Technology Fast 50 or Technology Fast 500 programs, visit www.fast500.com.

NewMarket Technology continues to maintain a rapid growth rate with $70 million in profitable revenue forecasted for 2006. Based on the collective operational updates by NewMarket Technology’s business unit managers, initial planning estimates indicate that NewMarket’s existing sales growth from current customers and a conservative acquisition of new customers will result in $120 million in profitable annual revenue in 2007. This early forecast of $120 million in revenue for next year is based solely on organic revenue excluding potentially additional revenue from mergers and acquisitions.

On October 19, 2006, a detailed Letter to Shareholders was posted on the NewMarket Technology website (www.newmarkettechnology.com/newsreleases/news-20061019_2.htm) regarding the recently announced non-binding LOI between NewMarket Technology and Action Products International. In his letter, CEO Philip Verges discusses the significant expected benefits to both companies and their shareholders should the current LOI progress to a completed transaction. Both NewMarket Technology and Action Products are interested in informing their respective shareholders of the financial specifics of the current LOI, along with the future potential of the combined companies.

Philip Verges and Ron Kaplan also conducted an audio webcast on October 18, 2006, to review the details and mutual benefits of the transaction. The CEO’s addressed pre-submitted shareholder questions and concerns regarding the LOI. The webcast has been archived by Vcall and is available for replay on NewMarket Technology’s website (http://www.newmarkettechnology.com/media.htm). The webcast can also be accessed on Vcall’s website (http://www.vcall.com/IC/CEPage.asp?ID=110228).

NewMarket Technology Inc. Town Hall in New Orleans

The NewMarket Technology Annual Town Hall will be held in New Orleans on December 7, 2006, at 3:30 pm CST. The Town Hall meting will be held at the centrally located Royal Sonesta Hotel (www.royalsonestano.com). American Airlines (NYSE:AMR—News) has offered discounted airfare on all flights to New Orleans from across the country between Dec. 5—Dec. 10, 2006. To receive the discounted rate, attendees should go to www.aa.com or call American Airlines Group Services at 1-800-433-1790. When making your reservation, please use discount code “A64D6AO”.

In addition to discounted rates with American Airlines, Avis Rental Car (NYSE:CAR—News) and the Royal Sonesta Hotel have also offered discounted rates. To book a car with Avis, please go to www.avis.com or call 1-800-331-1600. When making your reservation, please use Avis Worldwide Discount (AWD) number “J995226”. To reserve a room at the Royal Sonesta Hotel, please mention “NewMarket” to receive the discounted rate of $149 per night. Reservations at the Royal Sonesta must be made by Nov. 6, 2006, to receive this special group rate.

If you have any further questions, or would like to RSVP to the NewMarket Technology Annual Town Hall please contact Whitney Marks at 214.722.3052 or wmarks@newmarkettechnology.com.

To be added to NewMarket’s corporate e-mail list for shareholders and interested investors, please send an e-mail to ir@newmarkettechnology.com.

About NewMarket Technology Inc. (www.newmarkettechnology.com)

NewMarket has combined a traditional systems integration and support services capacity with a specialized asset-based approach to assisting its clients with the delicate balance between maintaining legacy systems and gaining a competitive edge from the latest technology innovations. NewMarket provides certified integration and maintenance services to support the prevailing industry standard solutions to include Microsoft (Nasdaq:MSFT—News), Cisco Systems (Nasdaq:CSCO—News) and Sun Microsystems (Nasdaq:SUNW—News). Concurrently, NewMarket continuously seeks to acquire undiscovered emerging technology assets to incorporate into an overall product portfolio carefully packaged to complement the prevailing industry standard solutions. NewMarket delivers its portfolio of products and services through its global network of Solution Integration subsidiaries in North America, Latin America, China and Singapore.

About Action Products International, Inc.

Action Products International, Inc. (APII) based in Orlando, Florida, is a consumer products manufacturer, with an emphasis on branded educational and positive leisure products. Action Products consumer proprietary and licensed brands currently span activities, arts, crafts, juvenile products and toy categories. Its products are marketed and sold to retailers and consumers.

Visit the Company’s web sites at www.apii.com

About Deloitte

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. Deloitte Touche Tohmatsu is an organization of member firms around the world devoted to excellence in providing professional services and advice, focused on client service through a global strategy executed locally in nearly 150 countries. With access to the deep intellectual capital of approximately 135,000 people worldwide, Deloitte delivers services in four professional areas—audit, tax, consulting and financial advisory services—and serves more than one-half of the world’s largest companies, as well as large national enterprises, public institutions, locally important clients, and successful, fast-growing global growth companies. Services are not provided by the Deloitte Touche Tohmatsu Verein, and, for regulatory and other reasons, certain member firms do not provide services in all four professional areas.

As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte”, “Deloitte & Touche”, “Deloitte Touche Tohmatsu”, or other related names.

In the United States, Deloitte & Touche USA LLP is the member firm of Deloitte Touche Tohmatsu, and services are provided by the subsidiaries of Deloitte & Touche USA LLP (Deloitte & Touche LLP, Deloitte Consulting LLP, Deloitte Financial Advisory Services LLP, Deloitte Tax LLP, and their subsidiaries), and not by Deloitte & Touche USA LLP. The subsidiaries of the U.S. member firm are among the nation’s leading professional services firms, providing audit, tax, consulting, and financial advisory services through nearly 40,000 people in more than 90 cities. Known as an employer of choice for innovative human resources programs, it is dedicated to helping their clients and their people excel. For more information, please visit the U.S. member firm’s Web site at www.deloitte.com/us.

“SAFE HARBOR STATEMENT” UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements that involve risks and uncertainties. The statements in this release are forward-looking statements that are made pursuant to safe harbor provision of the Private Securities Litigation Reform Act of 1995. Actual results, events and performance could vary materially from those contemplated by these forward-looking statements. These statements involve known and unknown risks and uncertainties, which may cause NewMarket’s actual results in future periods to differ materially from results expressed or implied by forward-looking statements. These risks and uncertainties include, among other things, product demand and market competition. You should independently investigate and fully understand all risks before making investment decisions.

Contact:

NewMarket Technology, Inc.

Rick Lutz, Investor Relations, 404-261-1196

ir@newmarkettechnology.com

www.newmarkettechnology.com

Source: NewMarket Technology, Inc. & Action Products International, Inc.